Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 13 DATED NOVEMBER 14, 2017
TO THE PROSPECTUS DATED APRIL 27, 2017
This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 27, 2017 and Supplement No. 12 dated October 27, 2017, which consolidated and replaced all previous supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)
the status and expected termination date of our initial public offering of shares of common stock, the filing of a Registration Statement on Form S-11 for our follow-on offering of common stock and the filing of a Registration Statement on Form S-3 to offer shares of common stock pursuant to our distribution reinvestment plan;

(2)	the declaration of distributions to our stockholders and distributions made through November 14, 2017;

(3)	updates to our management;

(4)	updates regarding repurchases of our shares of common stock;

(5)	updates to the "Risk Factors" section of our prospectus;

(6)	the compensation, fees and reimbursements incurred to our advisor or its affiliates as of September 30, 2017;

(7)	an update to the "Selected Financial Data" section of our prospectus;

(8)
Management’s Discussion and Analysis of Financial Condition and Results of Operations section, substantially the same as that which was filed in our Quarterly Report on Form 10-Q on November 9, 2017; and

(9)	our updated financial information.
Status and Termination of this Offering, Filing of a Registration Statement for the Follow-On Offering, and Filing of a Registration Statement on Form S-3
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Initial Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. As of the date of this supplement, we are publicly offering shares of Class A common stock, shares of Class I common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount in the Initial Offering. As of November 10, 2017, we had accepted investors’ subscriptions for and issued approximately 82,113,000 shares of Class A common stock, 5,580,000 shares of Class I common stock and 33,581,000 shares of Class T common stock in the Initial Offering, resulting in receipt of gross proceeds of approximately $813,240,000, $50,892,000 and $322,539,000, respectively, for total gross proceeds raised of $1,186,671,000. As of November 10, 2017, we had approximately $1,163,329,000 in Class A shares, Class I shares and Class T shares of common stock remaining in our Initial Offering.
On May 1, 2017, we filed a Registration Statement on Form S-11 (the “Follow-On Offering Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) to register up to $332,500,000 of shares of Class A common stock, Class I common stock and Class T common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on offering (the “Follow-On Primary Offering”) and up to $17,500,000 of shares of Class A common stock, Class I common stock and Class T common stock pursuant to our distribution reinvestment plan (the “Follow-On DRP Offering”). Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we extended the Initial Offering until the earlier of the SEC effective date of the Follow-On Offering Registration Statement or November 24, 2017. On October 30, 2017, we amended the Follow-On Offering Registration Statement to (i) increase the amount of the common stock to be offered in the Follow-On Primary Offering to $1,000,000,000 of shares of Class A common stock, Class I common stock and Class T common stock and (ii) remove the Follow-On DRP Offering from the Follow-On Offering Registration Statement.
On October 13, 2017, we filed a Registration Statement on Form S-3 (the “DRIP Registration Statement”) under the Securities Act to register up to $100,000,000 of shares of Class A common stock, Class I common stock and Class T common stock to be offered pursuant to our distribution reinvestment plan after the termination of the Initial Offering. As of the date of this supplement, the Follow-On Registration Statement has not been declared effective by the SEC. The DRIP Registration Statement became automatically effective with the SEC upon filing; however, we are not offering shares of common stock pursuant to the DRIP Registration Statement at this time. We intend to continue to offer our shares of common stock in the Initial Offering until November 24, 2017; however, we may terminate the Initial Offering prior to November 24, 2017 and commence offering our shares of common stock pursuant to the Follow-On Registration Statement and DRIP Registration Statement. Our board of directors may revise the offering termination date of the Initial Offering as necessary in its discretion.
Distribution Policy and Distributions
The following information supplements, and should be read in conjunction with, the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 15 of the prospectus and the “Description of Securities — Distribution Policy and Distributions” section beginning on page 150 of the prospectus:
As of November 14, 2017, we had paid aggregate distributions, since inception, of approximately $112,086,000 ($50,227,000 in cash and $61,859,000 reinvested in shares of common stock pursuant to the DRIP). Our board of directors intends to continue to pay distributions monthly in arrears for so long as it decides this policy is in the best interest of our stockholders.
On November 2, 2017, our board of directors approved and declared a daily distribution to our Class A stockholders of record as of the close of business on each day of the period commencing on December 1, 2017 and ending on February 28, 2018. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001788493 per share of Class A common stock, which will be equal to an annualized distribution rate of 6.40%, assuming a purchase price of $10.200 per share of Class A common stock. The distributions declared for each record date in December 2017, January 2018 and February 2018 will be paid in January 2018, February 2018 and March 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
On November 2, 2017, our board of directors approved and declared a daily distribution to our Class I stockholders of record as of the close of business on each day of the period commencing on December 1, 2017 and ending on February 28, 2018. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001788493 per share of Class I common stock, which will be equal to an annualized distribution rate of 7.04%, assuming a purchase price of $9.273 per share. The distributions declared for each record date in December 2017, January 2018 and February 2018 will be paid in January 2018, February 2018 and March 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
On November 2, 2017, our board of directors approved and declared a daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on December 1, 2017 and ending on February 28, 2018. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001519750 per share of Class T common stock, which will be equal to an annualized distribution rate of 5.68%, assuming a purchase price of $9.766 per share. The distributions declared for each record date in December 2017, January 2018 and February 2018 will be paid in January 2018, February 2018 and March 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
We have made the following distributions to our Class A stockholders:

Period Ended	Date Paid	Distribution
July 31, 2014	August 1, 2014	$439
August 31, 2014	September 2, 2014	24,635
September 30, 2014	October 1, 2014	66,751
October 31, 2014	November 3, 2014	131,229
November 30, 2014	December 1, 2014	207,526
December 31, 2014	January 2, 2015	324,704
January 31, 2015	February 2, 2015	446,359
February 28, 2015	March 2, 2015	537,939
March 31, 2015	April 1, 2015	823,200
April 30, 2015	May 1, 2015	1,039,171
May 31, 2015	June 1, 2015	1,299,964
June 30, 2015	July 1, 2015	1,471,336
July 31, 2015	August 3, 2015	1,715,689
August 31, 2015	September 1, 2015	1,894,852
September 30, 2015	October 1, 2015	1,982,158
October 31, 2015	November 2, 2015	2,200,851
November 30, 2015	December 1, 2015	2,285,962
December 31, 2015	January 4, 2016	2,547,214
January 31, 2016	February 1, 2016	2,719,623
February 29, 2016	March 1, 2016	2,676,459
March 31, 2016	April 1, 2016	2,979,045
April 30, 2016	May 2, 2016	3,006,480
May 31, 2016	June 1, 2016	3,210,172
June 30, 2016	July 1, 2016	3,202,527
July 31, 2016	August 1, 2016	3,397,713
August 31, 2016	September 1, 2016	3,485,007
September 30, 2016	October 3, 2016	3,441,197
October 31, 2016	November 1, 2016	3,645,779
November 30, 2016	December 1, 2016	3,584,726
December 31, 2016	January 3, 2017	3,772,059
January 31, 2017	February 1, 2017	3,846,146
February 28, 2017	March 1, 2017	3,531,060
March 31, 2017	April 3, 2017	3,974,566
April 30, 2017	May 1, 2017	3,913,291
May 31, 2017	June 1, 2017	4,106,771
June 30, 2017	July 3, 2017	4,028,071
July 31, 2017	August 1, 2017	4,203,103
August 31, 2017	September 1, 2017	4,247,976
September 30, 2017	October 2, 2017	4,163,544
October 31, 2017	November 1, 2017	4,405,903
Total Class A distributions		$98,541,197

We have made the following distributions to our Class I stockholders:

Period Ended	Date Paid	Distribution
March 9, 2017 to March 31, 2017	April 3, 2017	$1,060
April 30, 2017	May 1, 2017	9,304
May 31, 2017	June 1, 2017	37,369
June 30, 2017	July 3, 2017	71,602
July 31, 2017	August 1, 2017	106,622
August 31, 2017	September 1, 2017	139,472
September 30, 2017	October 2, 2017	182,224
October 31, 2017	November 1, 2017	258,557
Total Class I distributions		$806,210
We have made the following distributions to our Class T stockholders:

Period Ended	Date Paid	Distribution
January 21, 2016 to January 31, 2016	February 1, 2016	$5,101
February 29, 2016	March 1, 2016	36,989
March 31, 2016	April 1, 2016	81,312
April 30, 2016	May 2, 2016	131,960
May 31, 2016	June 1, 2016	196,058
June 30, 2016	July 1, 2016	241,283
July 31, 2016	August 1, 2016	303,461
August 31, 2016	September 1, 2016	350,322
September 30, 2016	October 3, 2016	384,775
October 31, 2016	November 1, 2016	444,087
November 30, 2016	December 1, 2016	477,528
December 31, 2016	January 3, 2017	563,099
January 31, 2017	February 1, 2017	636,143
February 28, 2017	March 1, 2017	629,645
March 31, 2017	April 3, 2017	761,728
April 30, 2017	May 1, 2017	797,400
May 31, 2017	June 1, 2017	881,721
June 30, 2017	July 3, 2017	933,731
July 31, 2017	August 1, 2017	1,061,369
August 31, 2017	September 1, 2017	1,162,709
September 30, 2017	October 2, 2017	1,227,290
October 31, 2017	November 1, 2017	1,430,512
Total Class T distributions		$12,738,223
For the nine months ended September 30, 2017, we paid distributions of approximately $43,416,000 of which $20,415,000 was cash and $23,001,000 was reinvested in shares of our common stock pursuant to the DRIP, as compared to FFO for the nine months ended September 30, 2017 of approximately $43,358,000. We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of National Association of Real Estate Investment Trusts, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with generally accepted accounting principles in the United States, or GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation or amortization, and after adjustments for unconsolidated partnerships and joint ventures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations” in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2017 included in this prospectus supplement, for information regarding why we present funds from operations and for reconciliations of this non-GAAP financial measure to net income (loss) attributable to common stockholders.
The following table presents distributions and source of distributions for the nine months ended September 30, 2017 (amounts are rounded and in thousands):

	Nine Months Ended September 30,
	2017
Distributions paid in cash - common stockholders	$20,415
Distributions reinvested	23,001
Total distributions	$43,416
Source of distributions:
Cash flows provided by operations (1)	$20,415	47%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	23,001	53%
Total sources	$43,416	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
Updates to Our Management
As of November 14, 2017, all references to Jimmy Yu, the former Senior Vice President of Asset Management of Carter Validus Advisors II, LLC, our advisor, are hereby removed.
The table on page 76 of the “Management — The Advisor” section of the prospectus is hereby deleted in its entirety and replaced with the following:

Name	Age	Position(s)
John E. Carter	57	Co-Chief Executive Officer and Member of Investment Committee
Michael A. Seton	45	Co-Chief Executive Officer, President and Member of Investment Committee
Lisa A. Drummond	53	Chief Operating Officer and Secretary
Todd M. Sakow	45	Chief Financial Officer and Treasurer
Alex Stacy	41	Chief Acquisitions Officer, Healthcare
Robert M. Winslow	68	Executive Vice President of Construction, Development and Special Projects and Member of Investment Committee
James MacQueen	55	Senior Vice President of Asset Management
Kay C. Neely	41	Senior Vice President of Accounting
Jamie Yoakum	46	Senior Vice President of Accounting
Mario Garcia, Jr.	47	Member of Investment Committee
Robert Peterson	65	Member of Investment Committee
Mark Levey	55	Member of Investment Committee
The following biographical information of James MacQueen is hereby inserted in the “Management — The Advisor” section of the prospectus beginning on page 76 of the prospectus:
James MacQueen has served as Senior Vice President of Asset Management of Carter Validus Advisors II, LLC since September 2017. Mr. MacQueen has also served as Senior Vice President of Asset Management of Carter/Validus Advisors, LLC since September 2017. Mr. MacQueen has 30 years of asset management experience, having spent his career providing asset management services to various investment companies and financial institutions. He has helped manage real estate portfolios in excess of $2 billion and has extensive experience in the areas of property management, repositioning, workouts, credit, development, leasing, servicing, special assets, underwriting, acquisitions and dispositions.
Previously, Mr. MacQueen served as Vice President in the Asset Management Unit at Capital Crossing Servicing Company, a boutique investment firm located in Boston, MA that specializes in the acquisition and repositioning of distressed real estate portfolios from November 2013 until March 2017, where he was responsible for the oversight and work-out of a $300 million national real estate portfolio. Prior to joining Capital Crossing Servicing Company, Mr. MacQueen served as Vice

President, Senior Real Estate Officer at FirstMerit Bank, N.A. from October 2010 until April 2013, where he was responsible for a $250 million special assets portfolio and various strategic initiatives. Prior to joining FirstMerit Bank, N.A., he worked at KeyBank Real Estate Capital, the real estate business unit of KeyCorp as a Senior Vice President, Director of Asset Management in the Private Equity Group from September 2003 until May 2009. While at KeyBank Real Estate Capital, Mr. MacQueen was responsible for the asset management function located in three offices in Cleveland, OH, Denver, CO and Carlsbad, CA with a total of 22 full time employees and a $2 billion national high leverage real estate portfolio. From 1995 until 2002, Mr. MacQueen served as a District Manager in the Asset Management department at GE Capital Real Estate, a division of GE Capital, which engaged national and international real estate financing, investment and joint ventures and was responsible for its Gulf States Region office, which covered the states of Louisiana, Alabama, Mississippi and Florida, with a staff of 15 full time employees and a $1.5 billion real estate portfolio. He has also participated in international consulting assignments from 1996 through 2002 that involved portfolio acquisitions, operational analysis and setting up platforms on behalf of various GE Capital divisions. Mr. MacQueen is a FDIC approved contractor, most recently as part of the Asset Management Team working on the receivership of the First NBC Bank takeover in New Orleans, LA.
Mr. MacQueen received a Bachelor’s degree in Economics and History from Duke University in 1984 and a Master of Business Administration, with concentration in Finance and Real Estate, from Jones Graduate School of Business at Rice University in 1986.
Share Repurchase Program
The following information supplements, and should be read in conjunction with, the discussion contained in the “Second Amended and Restated Share Repurchase Program” section beginning on page 164 of the prospectus:
During the nine months ended September 30, 2017, we received valid repurchase requests related to 966,610 Class A shares and Class T shares of common stock (915,269 Class A shares and 51,341 Class T shares), all of which were repurchased in full for an aggregate purchase price of approximately $8,767,000 (an average of $9.07 per share). No shares of Class I common stock were requested to be, or were, repurchased during the nine months ended September 30, 2017.
Risk Factors
The following risk factor supersedes and replaces in its entirety the tenth risk factor contained in the "Risk Factors — Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc." section beginning on page 29 of the prospectus:
Distributions paid from sources other than our cash flows from operations, including from the proceeds of this Offering, will result in us having fewer funds available for the acquisition of properties and real estate-related investments, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect your overall return.
We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the nine months ended September 30, 2017, our cash flows provided by operations of approximately $40.3 million was a shortfall of approximately $3.1 million, or 7.1%, of our distributions (total distributions were approximately $43.4 million, of which $20.4 million was cash and $23.0 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. For the year ended December 31, 2016, our cash flows provided by operations of approximately $25.0 million was a shortfall of approximately $15.6 million, or 38.4%, of our distributions (total distributions were approximately $40.6 million, of which $17.7 million was cash and $22.9 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. Until we acquire additional properties or real estate-related investments, we may not generate sufficient cash flows from operations to pay distributions. Our inability to acquire additional properties or real estate-related investments may result in a lower return on your investment than you expect.
We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and Offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock to third party investors. Funding distributions from the proceeds of our Offering will result in us having less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations from which to pay distributions. As a result, the return investors may realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the aforementioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.
The following risk factor supersedes and replaces in its entirety the twelfth risk factor contained in the "Risk Factors — Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc." section on page 30 of the prospectus:
A high concentration of our properties in a particular geographic area, or of tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.
As of September 30, 2017, we owned 49 real estate investments, located in 36 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, two of which accounted for 10.0% or more of our contractual rental revenue. Real estate investments located in the Oklahoma City, Oklahoma MSA and the Atlanta-Sandy Springs-Roswell, Georgia MSA accounted for approximately 10.5% and 10.0%, respectively, of our contractual rental revenue for the nine months ended September 30, 2017. In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately effects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio.
The following risk factor supersedes and replaces in its entirety the third risk factor contained in the "Risk Factors—General Risks Related to Investments in Real Estate" section on page 39 of the prospectus:
Our investments in properties where the underlying tenant has a below investment grade credit rating, as determined by major credit rating agencies, or unrated tenants, may have a greater risk of default and therefore may have an adverse impact on our returns on that asset and our operating results.
As of September 30, 2017, approximately 11.9% of our tenants had an investment grade credit rating from a major ratings agency, 19.3% of our tenants were rated but did not have an investment grade credit rating from a major ratings agency and 68.8% of our tenants are not rated.  Approximately 17.3% of our non-rated tenants were affiliates of companies having an investment grade credit rating. Our investments with tenants that do not have an investment grade credit rating from a major ratings agency or were not rated and are not affiliated with companies having an investment grade credit rating may have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants. When we invest in properties where the tenant does not have a publicly available credit rating, we use certain credit assessment tools as well as rely on our own estimates of the tenant’s credit rating which includes reviewing the tenant’s financial information (i.e., financial ratios, net worth, revenue, cash flows, leverage and liquidity). If our lender or a credit rating agency disagrees with our ratings estimates, or our ratings estimates are otherwise inaccurate, we may not be able to obtain our desired level of leverage or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.
The second risk factor of the "Risk Factors - Employee Benefit Plan, IRA, and Other Tax-Exempt Investor Risks" section on page 54 of our prospectus is superseded and replaced with the following risk factor:
The U.S. Department of Labor has issued a final regulation revising the definition of “fiduciary” and the scope of “investment advice” under ERISA, which may have a negative impact on our ability to raise capital.
On April 8, 2016, the U.S. Department of Labor issued a final regulation that substantially expands the range of activities that would be considered to be fiduciary investment advice under ERISA and the Internal Revenue Code, which may make it more difficult to qualify for a prohibited transaction exemption. This new regulation could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs or other arrangements. Prior to the issuance of the new regulation, ERISA and the Internal Revenue Code broadly defined fiduciaries to include persons who give investment advice for a fee, regardless of whether that fee is paid directly by the customer or by a third party. However, prior law required that advice must be given on a “regular basis” before a fiduciary standard would apply, and that a mutual agreement or understanding between the customer and the adviser that the advice would serve as a primary basis for the investment decision would also be required. Under the new regulation, a person is a fiduciary if the person receives compensation for providing advice (a “recommendation” or “communication that would reasonably be viewed as a suggestion that the recipient engage in or refrain from taking a particular course of action”) with the understanding it is based on the particular needs of the person being advised or that it is directed to a specific plan sponsor, plan participant, or IRA owner. Such decisions can include, but are not limited to, what assets to purchase or sell and (unlike under prior law) whether to rollover from an employment-based plan to an IRA. The fiduciary can be a broker, registered investment adviser or other type of adviser, some of which are subject to federal securities laws and some of which are not. The final regulation and the related exemptions were expected to become applicable for investment transactions on and after April 10, 2017. However, on February 3, 2017, the President asked for additional review of this regulation, the results of such review are unknown. In response, on March 2, 2017, the U.S. Department of Labor published a notice seeking public comments on, among other things, a proposal to adopt a 60-day delay of the April 10 applicability date of the final regulation. On April 7, 2017, the U.S. Department of

Labor published a final rule extending for 60 days the applicability date of the final regulation, to June 9, 2017. However, certain requirements and exemptions under the regulation are implemented through a phased-in approach. Therefore, certain requirements and exemptions will not take effect until January 1, 2018 and other key requirements and exemptions will not take effect until July 1, 2019. On November 2, 2017, the U.S. Department of Labor sent a final rule for an 18-month delay of the remaining elements of the fiduciary rule set to take effect in January 2018 to the Office of Management and Budget for review.
The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.
The following risk factors is inserted as a new risk factor in the section entitled "Risk Factors - U.S. Federal Income Tax Risks" beginning on page 50 of the prospectus:
The lease of our properties to a TRS is subject to special requirements.
Under the provisions of the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”), we may lease certain “qualified health care properties” to a TRS (or a limited liability company of which a TRS is a member). The TRS in turn would contract with a third party operator to manage the health care operations at these properties. The rents paid by a TRS in this structure would be treated as qualifying rents from real property for purposes of the REIT requirements only if (i) they are paid pursuant to an arm’s-length lease of a qualified health care property and (ii) the operator qualifies as an “eligible independent contractor” with respect to the property. An operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into the property management agreement, the operator is actively engaged in the trade or business of operating qualified health care properties for any person who is not a related person to us or the TRS. If any of the above conditions were not satisfied, then the rents would not be considered income from a qualifying source for purposes of the REIT rules, which could cause us to incur penalty taxes or to fail to qualify as a REIT.
Compensation, Fees and Reimbursements Incurred to our Advisor and its Affiliates
The following data supplements, and should be read in conjunction with, the discussion contained in the “Management Compensation” section on page 89 of the prospectus:
The following table summarizes the cumulative compensation, fees and reimbursements related to the offering stage during the period reflected below and amounts outstanding during the period reflected below (amounts are rounded):

	Incurred	Outstanding
	As of September 30, 2017	As of September 30, 2017
Offering Stage:
Selling commissions (1)	$55,249,000	$—
Dealer manager fee (2)	30,259,000	—
Distribution and servicing fees (3)	13,244,000	11,506,000
Other offering expenses (4)	21,875,000	566,000
	$120,627,000	$12,072,000

(1)	Our dealer manager re-allowed approximately $55,249,000 of the selling commissions incurred as of September 30, 2017.

(2)	Our dealer manager re-allowed approximately $10,072,000 of the dealer manager fees incurred as of September 30, 2017.

(3)
Our dealer manager re-allowed approximately $1,738,000 of the distribution and servicing fees that were paid as of September 30, 2017. As of September 30, 2017, we had accrued approximately $11,506,000 of distribution and servicing fees, which represents the maximum amount the Company may pay in the future with respect to Class T shares issued in the primary portion of our offering.

(4)
We reimbursed our advisor or its affiliates approximately $15,926,000 in other offering costs as of September 30, 2017, and we paid our advisor or its affiliates $404,000 in other offering costs related to subscription agreements as of September 30, 2017.

The following table summarizes the cumulative compensation, fees and reimbursements related to the operational stage as of the period reflected below (amounts are rounded):

	Incurred	Outstanding
	As of September 30, 2017	As of September 30, 2017
Acquisitions and Operations Stage:
Acquisition fees	$29,810,000	$—
Asset management fees	13,947,000	928,000
Property management and leasing fees and expenses	5,249,000	1,322,000
Construction management fees	1,329,000	67,000
Operating expenses	3,603,000	156,000
	$53,938,000	$2,473,000
As of September 30, 2017, no commissions or fees were incurred for services provided by our advisor and its affiliates related to the liquidation/listing stage.

Selected Financial Data
The following information supplements, and should be read in conjunction with, the discussion contained in the “Selected Financial Data” section beginning on page 118 of the prospectus:
The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and the notes thereto for the period ended September 30, 2017, which are included in this prospectus supplement.
The selected financial data presented below as of September 30, 2017, and for the nine months ended September 30, 2017, has been derived from our unaudited condensed consolidated financial statements. Amounts are rounded, in thousands, except share and per share amounts:

As of or for the Nine Months Ended September 30,
Selected Financial Data	2017
Balance Sheet Data:
Total real estate, net	$1,319,276
Cash and cash equivalents	$74,488
Acquired intangible assets, net	$147,043
Total assets	$1,586,083
Notes payable, net	$409,797
Credit facility, net	$219,324
Total liabilities	$693,088
Total equity	$892,995
Operating Data:
Total revenue	$87,829
Rental and parking expenses	$18,594
Depreciation and amortization	$28,487
Income from operations	$30,494
Net income attributable to common stockholders	$14,871
Funds from operations attributable to common stockholders (1)	$43,358
Modified funds from operations attributable to common stockholders (1)	$34,693
Per Share Data:
Net income per common share attributable to common stockholders:
Basic	$0.16
Diluted	$0.16
Distributions declared for common stock	$44,654
Distributions declared per common share	$0.47
Weighted average number of common shares outstanding:
Basic	95,668,433
Diluted	95,687,382
Cash Flow Data:
Net cash provided by operating activities	$40,297
Net cash used in investing activities	$(483,106)
Net cash provided by financing activities	$474,637

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations and Modified Funds From Operations” for the nine months ended September 30, 2017, included in this prospectus supplement, for information regarding why we present funds from operations and modified funds from operations and for a reconciliation of these non-GAAP financial measures to net income.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations is substantially the same as that in our Quarterly Report on Form 10-Q that was filed with the SEC on November 9, 2017, and should be read in conjunction with our condensed consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus supplement.
The terms “we,” “our,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, or our Operating Partnership, and all wholly-owned subsidiaries.
Overview
We were formed on January 11, 2013 under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make real estate-related investments that relate to such property types. We are offering for sale a maximum of $2,350,000,000 in shares of common stock, or the maximum offering amount, consisting of up to $2,250,000,000 in shares of common stock in our primary offering and up to $100,000,000 in shares of common stock pursuant to our distribution reinvestment plan, or the DRIP, on a “best efforts” basis pursuant to a registration statement on Form S-11, or the Registration Statement, filed with the SEC under the Securities Act, or the Initial Offering. As of September 30, 2017, we were offering Class A shares, Class I shares and Class T shares of common stock, in any combination with a dollar value up to the maximum offering amount in the Initial Offering. The offering price for the common shares in the primary offering was $10.078 per Class A share, $9.162 per Class I share, and $9.649 per Class T share and the offering price for shares in the DRIP was $9.07 per Class A share, $9.07 per Class I share and $9.07 per Class T share, which is equal to the most recent estimated per share net asset value, or NAV, of each of our Class A common stock, Class I common stock and Class T common stock, as determined by our board of directors on September 29, 2016.
On May 1, 2017, we filed a registration statement on Form S-11 under the Securities Act to register a proposed follow-on offering, or the Follow-On Offering. On October 30, 2017, we registered a maximum of $1,000,000,000 of shares of Class A, Class I and Class T common stock pursuant to the primary offering of the Follow-On Offering and removed the DRIP from the Follow-On Offering. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we extended the Initial Offering until the earlier of the SEC effective date of the Follow-On Offering Registration Statement or November 24, 2017. We have not issued any shares in connection with the Follow-On Offering as it has not been declared effective by the SEC.
On October 13, 2017, we filed a Registration Statement on Form S-3, or the DRIP Registration Statement, under the Securities Act to register up to $100,000,000 of shares of Class A, Class I and Class T common stock to be offered pursuant to our DRIP after the termination of the Initial Offering. We intend to continue to offer shares of common stock in the Initial Offering until November 24, 2017; however, we may terminate this Offering prior to November 24, 2017 and commence offering shares of common stock pursuant to the Follow-On Offering and DRIP Registration Statement. Our board of directors may revise the offering termination date as necessary in its discretion.
On June 2, 2017, we filed Articles Supplementary to the Second Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland reclassifying a portion of our Class A shares, Class I shares and Class T shares as Class T2 shares. We currently are not offering Class T2 shares.
On September 28, 2017, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established an estimated per share net asset value, or NAV, of $9.18 of each of our Class A common stock, Class I common stock and Class T common stock, or the Estimated Per Share NAV, as of June 30, 2017, for purposes of assisting broker-dealers in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Regulatory Authority, or FINRA. In connection with the Estimated Per Share NAV, our board of directors unanimously approved the increased primary offering price of $10.200 per Class A share, which reflects the $9.18 Estimated Per Share NAV, a 7.0% selling commission and a 3.0% dealer manager fee, and the increased primary offering price of $9.766 per Class T share, which reflects the $9.18 Estimated Per Share NAV, a 3.0% selling commission and a 3.0% dealer manager fee, commencing on October 1, 2017. With respect to Class I shares, the dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by Carter Validus Advisors II, LLC, or our Advisor, without reimbursement from us, in which case, commencing on October 1, 2017, the primary offering price per Class I share will be $9.273, with reflects the $9.18 Estimated Per Share NAV and a 1.0% dealer manager fee. However, the 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment advisor that is not affiliated with a broker dealer, and in such instances, commencing on October 1, 2017, the price per Class I share would be $9.18. Further, the Board approved $9.18 as the per share purchase price of Class A shares pursuant to the DRIP, $9.18 as the per share purchase price of Class I shares pursuant to the DRIP and $9.18 as the per share purchase price of Class T shares pursuant to the DRIP, effective October 1, 2017. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. We intend to publish an updated estimated NAV per share on at least an annual basis.
As of September 30, 2017, we had accepted investors’ subscriptions for and issued approximately 113,499,000 shares of Class A, Class I and Class T common stock (including shares of common stock issued pursuant to the DRIP) in our Offering, resulting in receipt of gross proceeds of approximately $1,111,417,000, before selling commissions and dealer manager fees of approximately $85,508,000 and other offering costs of approximately $21,875,000. As of September 30, 2017, we had approximately $1,238,583,000 in Class A shares, Class I shares and Class T shares of common stock remaining in our Offering.
Substantially all of our operations are conducted through Carter Validus Operating Partnership II, LP, or our Operating Partnership. We are externally advised by our Advisor which is our affiliate, pursuant to an advisory agreement between us and our Advisor. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services related to real estate on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of, our sponsor, Carter Validus REIT Management Company II, LLC, or our Sponsor. We have no paid employees and we rely on our Advisor to provide substantially all of our services.
Carter Validus Real Estate Management Services II, LLC, or our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received, and will continue to receive, fees during the acquisition and operational stages and our Advisor may be eligible to receive fees during the liquidation stage of the Company. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, serves as the dealer manager of the Initial Offering. The Dealer Manager has received, and will continue to receive, fees for services related to our Initial Offering. The Dealer Manager will serve as the dealer manager of the Follow-On Offering, when effective.
We currently operate through two reportable segments – commercial real estate investments in data centers and healthcare. As of September 30, 2017, we had purchased 49 real estate investments, consisting of 66 properties and comprising approximately 4,784,000 of gross rental square feet, for an aggregate purchase price of approximately $1,458,970,000.
Critical Accounting Policies
Our critical accounting policies were disclosed in our 2016 Annual Report on Form 10-K. There have been no material changes to our critical accounting policies as disclosed therein.
Interim Unaudited Financial Data
Our accompanying condensed consolidated financial statements have been prepared by us in accordance with GAAP in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying condensed consolidated financial statements reflect all adjustments, which are, in our view, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such full year results may be less favorable. Our accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in our 2016 Annual Report on Form 10-K.
Qualification as a REIT
We qualified and elected to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. To maintain our qualification as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.
Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2—“Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements” to our condensed consolidated financial statements that are a part of this prospectus supplement.
Segment Reporting
We report our financial performance based on two reporting segments—commercial real estate investments in data centers and healthcare. See Note 10—"Segment Reporting" to our condensed consolidated financial statements that are part of this prospectus supplement for additional information on our two reporting segments.
Factors that May Influence Results of Operations
We are not aware of any material trends and uncertainties, other than national economic conditions affecting real estate generally, that may be reasonably expected to have a material impact, favorable or unfavorable, on revenues or incomes from the acquisition, management and operation of properties other than those set forth in our Annual Report on Form 10-K for the year ended December 31, 2016 and in Part II, Item 1A. "Risk Factors" of the Quarterly Report on Form 10-Q for the nine months ended September 30, 2017 filed on November 9, 2017.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate properties. The following table shows the property statistics of our real estate properties as of September 30, 2017 and 2016:

	September 30,
	2017	2016
Number of commercial operating real estate properties (1)	64	41
Leased rentable square feet	4,655,000	2,298,000
Weighted average percentage of rentable square feet leased	97.3%	99.9%

(1)	As of September 30, 2017, we owned 66 real estate properties, two of which were under construction. As of September 30, 2016, we owned 43 real estate properties, two of which were under construction.
The following table summarizes our real estate acquisition activity for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Commercial operating real estate properties acquired	4	1	15	13	(1)
Approximate aggregate purchase price of acquired real estate properties	$52,454,000	$79,500,000	$458,838,000	$227,364,000	(1)
Leased rentable square feet	154,000	288,000	1,683,000	769,000

(1)	During the nine months ended September 30, 2016, we acquired 15 real estate properties, two of which were under construction. The properties under construction were purchased for $13,601,000.
The following discussion is based on our condensed consolidated financial statements for the three and nine months September 30, 2017 and 2016.
This section describes and compares our results of operations for the three and nine months ended September 30, 2017 and 2016. We generate almost all of our net operating income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of same store properties. We define "same store properties" as operating properties that were owned and operated for the entirety of both calendar periods being compared and exclude properties under development.
By evaluating the property net operating income of our same store properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income.
Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016
Changes in our revenues are summarized in the following table (amounts in thousands):

	Three Months Ended September 30,
	2017	2016	Change
Same store rental and parking revenue	$12,113	$12,119	$(6)
Non-same store rental and parking revenue	18,103	63	18,040
Same store tenant reimbursement revenue	1,484	1,404	80
Non-same store tenant reimbursement revenue	4,502	7	4,495
Other operating income	3	1	2
Total revenue	$36,205	$13,594	$22,611

•	There was an increase in contractual rental revenue resulting from average annual rent escalations of 1.90% at our same store properties, which was offset entirely by straight-line rental revenue.

•	Non-same store rental and parking revenue increased due to the acquisition of 24 operating properties since July 1, 2016.

•	Non-same store tenant reimbursement revenue increased due to the acquisition of 24 operating properties since July 1, 2016.
Changes in our expenses are summarized in the following table (amounts in thousands):

	Three Months Ended September 30,
	2017	2016	Change
Same store rental and parking expenses	$1,789	$1,787	$2
Non-same store rental and parking expenses	6,579	7	6,572
General and administrative expenses	1,062	836	226
Acquisition related expenses	—	1,821	(1,821)
Asset management fees	2,698	1,227	1,471
Depreciation and amortization	11,852	4,782	7,070
Total expenses	$23,980	$10,460	$13,520

•	Non-same store rental and parking expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 24 operating properties since July 1, 2016.

•	General and administrative expenses increased due to an increase in professional and legal fees, personnel costs and other administrative costs, in connection with our Company's growth.

•
Acquisition related expenses decreased due to a decrease in real estate properties determined to be business combinations due to the adoption of ASU 2017-01, Business Combinations. Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. During the three months ended September 30, 2017, we did not acquire any real estate properties determined to be business combinations as compared to one real estate property determined to be a business combination during the three months ended September 30, 2016.

•
Asset management fees increased due to an increase in the weighted average operating assets held to $1,226.5 million for the three months ended September 30, 2017, as compared to $631.3 million for the three months ended September 30, 2016.

•	Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate investments.

Changes in interest expense, net are summarized in the following table (amounts in thousands):

	Three Months Ended September 30,
	2017	2016	Change
Interest expense, net:
Interest on notes payable	$(4,492)	$—	$(4,492)
Interest on secured credit facility	(2,275)	(590)	(1,685)
Amortization of deferred financing costs	(685)	(256)	(429)
Cash deposits interest	51	28	23
Capitalized interest	615	192	423
Total interest expense, net	(6,786)	(626)	(6,160)

•	Interest on notes payable increased due to an increase in the outstanding principal balance on notes payable to $413.8 million as of September 30, 2017, as compared to $0 as of September 30, 2016.

•
Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility. The weighted average outstanding principal balance of the secured credit facility was $241.1 million for the three months ended September 30, 2017, as compared to $84.5 million for the three months ended September 30, 2016.

•
Capitalized interest increased due to an increase in the average accumulated expenditures on development properties to $44.5 million for the three months ended September 30, 2017, as compared to $15.2 million during the three months ended September 30, 2016.

Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Changes in our revenues are summarized in the following table (amounts in thousands):

	Nine Months Ended September 30,
	2017	2016	Change

Same store rental and parking revenue	$28,113	$28,083	$30
Non-same store rental and parking revenue	45,458	5,007	40,451
Same store tenant reimbursement revenue	4,420	3,790	630
Non-same store tenant reimbursement revenue	9,824	339	9,485
Other operating income	14	2	12
Total revenue	$87,829	$37,221	$50,608

•	There was an increase in contractual rental revenue resulting from average annual rent escalations of 2.21% at our same store properties, which was offset entirely by straight-line rental revenue.

•	Non-same store rental and parking revenue increased due to the acquisition of 36 operating properties since January 1, 2016.

•	Same store tenant reimbursement revenue increased primarily due to an increase in real estate tax reimbursements at certain same store properties.

•	Non-same store tenant reimbursement revenue primarily increased due to the acquisition of 36 operating properties since January 1, 2016.

Changes in our expenses are summarized in the following table (amounts in thousands):

	Nine Months Ended September 30,
	2017	2016	Change

Same store rental and parking expenses	$5,293	$4,550	$743
Non-same store rental and parking expenses	13,301	505	12,796
General and administrative expenses	3,199	2,358	841
Acquisition related expenses	—	5,432	(5,432)
Asset management fees	7,055	3,240	3,815
Depreciation and amortization	28,487	12,948	15,539
Total expenses	$57,335	$29,033	$28,302

•	Same store rental and parking expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to an increase in real estate taxes at certain same store properties.

•	Non-same store rental and parking expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 36 operating properties since January 1, 2016.

•	General and administrative expenses increased due to an increase in professional and legal fees, personnel costs and other administrative costs, in connection with our Company's growth.

•
Acquisition related expenses decreased due to a decrease in real estate properties determined to be business combinations due to the adoption of ASU 2017-01, Business Combinations. Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. During the nine months ended September 30, 2017, we did not acquire any real estate properties determined to be business combinations as compared to 12 real estate properties determined to be business combinations during the nine months ended September 30, 2016.

•
Asset management fees increased due to an increase in the weighted average operating assets held to $1,226.0 million for the nine months ended September 30, 2017, as compared to $563.6 million for the nine months ended September 30, 2016.

•	Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate investments.
Changes in interest expense, net are summarized in the following table (amounts in thousands):

	Nine Months Ended September 30,
	2017	2016	Change
Interest expense, net:
Interest on notes payable	$(9,183)	$—	$(9,183)
Interest on secured credit facility	(6,162)	(1,907)	(4,255)
Amortization of deferred financing costs	(1,870)	(703)	(1,167)
Cash deposits interest	142	80	62
Capitalized interest	1,450	293	1,157
Total interest expense, net	(15,623)	(2,237)	(13,386)

•	Interest on notes payable increased due to an increase in the outstanding principal balance on notes payable to $413.8 million as of September 30, 2017, as compared to $0 as of September 30, 2016.

•
Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility. The weighted average outstanding principal balance of the secured credit facility was $232.6 million for the nine months ended September 30, 2017, as compared to $88.7 million for the nine months ended September 30, 2016.

•
Capitalized interest increased due to an increase in the average accumulated expenditures on development properties to $35.6 million for the nine months ended September 30, 2017, as compared to $8.0 million during the nine months ended September 30, 2016.

Organization and Offering Costs
We reimburse our Advisor or its affiliates for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering costs incurred by us to exceed 15% of gross offering proceeds from the Initial Offering as of the date of the reimbursement. We expect that other offering costs associated with the Initial Offering (other than selling commissions, dealer manager fees and distribution and servicing fees) will be approximately 1.90% of the gross offering proceeds. Since inception, our Advisor and its affiliates incurred other organization and offering costs on our behalf of approximately $16,896,000 as of September 30, 2017. As of September 30, 2017, we reimbursed our Advisor or its affiliates approximately $15,926,000 in other offering costs. In addition, we paid our Advisor or its affiliates $404,000 in other offering costs related to subscription agreements. As of September 30, 2017, we accrued approximately $566,000 of other offering costs to our Advisor and its affiliates. As of September 30, 2017, we incurred approximately $85,508,000 in selling commissions and dealer manager fees and $13,244,000 in distribution and servicing fees to our Dealer Manager. As of September 30, 2017, we incurred other offering costs (other than selling commissions, dealer manager fees and distribution and servicing fees) of approximately $21,875,000.
When incurred, organization costs are expensed and offering costs, including selling commissions, dealer manager fees, distribution and servicing fees and other offering costs are charged to stockholders’ equity. For a further discussion of other organization and offering costs, see Note 9—"Related-Party Transactions and Arrangements" to the condensed consolidated financial statements that are a part of this prospectus supplement.
Inflation
We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our leases with tenants that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include scheduled increases in contractual base rent receipts, reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.
Liquidity and Capital Resources
Our principal demands for funds are for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our current and future indebtedness and to pay distributions to our stockholders. Our sources of funds are primarily the net proceeds of our Offering, funds equal to amounts reinvested in the DRIP, operating cash flows, the secured credit facility and other borrowings. In addition, we require resources to make certain payments to our Advisor and our Dealer Manager, which, during our Offering, include payments to our Advisor and its affiliates for reimbursement of other organization and offering expenses and other costs incurred on our behalf, and payments to our Dealer Manager and its affiliates for selling commissions, dealer manager fees, distribution and servicing fees, and offering expenses.
Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of our Offering. However, there may be a delay between the sale of shares of our common stock and our investments in real estate, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.
Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of our Offering in properties and real estate-related investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related investments. The number of properties we acquire and other investments we make will depend upon the number of shares sold in our Offering and the resulting amount of net proceeds available for investment.
When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserves would be established from the net proceeds of our Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations, net proceeds from our Offering, borrowings on the secured credit facility, as well as secured and unsecured borrowings from banks and other lenders to finance our expected future acquisitions.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on the secured credit facility, proceeds from secured or unsecured borrowings from banks or other lenders, proceeds from our Offering and funds equal to amounts reinvested in the DRIP.
We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use other sources to fund distributions, as necessary, such as, proceeds from our Offering, borrowings on the secured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to fewer properties being acquired or lower-than-expected returns on the properties held, distributions paid to stockholders may be lower. We expect that substantially all net cash flows from our Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.
Capital Expenditures
We will require approximately $21.3 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of September 30, 2017, we had $8.2 million of restricted cash in escrow reserve accounts for such capital expenditures. In addition, as of September 30, 2017, we had approximately $74.5 million in cash and cash equivalents. For the nine months ended September 30, 2017, we had capital expenditures of $25.0 million that primarily related to two healthcare real estate investments.
Credit Facility
As of September 30, 2017, the maximum commitments available under the secured credit facility were $425,000,000, consisting of a $325,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to our Operating Partnership's right to two, 12-month extension periods, and a $100,000,000 term loan, with a maturity date of December 22, 2019, subject to our Operating Partnership's right to one, 12-month extension.
On October 6, 2017, the secured credit facility agreement was modified by accelerating the effectiveness date of one of the covenants from December 31, 2017 to October 6, 2017, whereby our Operating Partnership will not pay distributions to the partners, members or other owners of our Operating Partnership, and we will not pay distributions to our partners, members or other owners, if such distributions by our Operating Partnership, when added to the amount of all other distributions paid in any period of four consecutive calendar quarters, are in excess of 95% of funds from operations, as defined in the credit facility agreement, for such period.
The proceeds of loans made under the secured credit facility may be used to finance the acquisition of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate and for general corporate and working capital purposes. The secured credit facility can be increased to $550,000,000, subject to certain conditions. See Note 8—"Notes Payable and Secured Credit Facility" to the condensed consolidated financial statements that are part of this prospectus supplement.
As of September 30, 2017, we had a total pool availability under the secured credit facility of $384,419,000 and an aggregate outstanding principal balance of $220,000,000. As of September 30, 2017, $164,419,000 remained available to be drawn on the secured credit facility.

Cash Flows
Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016

	Nine Months Ended September 30,
(in thousands)	2017	2016	Change
Net cash provided by operating activities	$40,297	$15,537	$24,760
Net cash used in investing activities	$(483,106)	$(249,396)	$(233,710)
Net cash provided by financing activities	$474,637	$254,177	$220,460
Operating Activities

•	Net cash provided by operating activities increased primarily due to the acquisition of our new operating properties, partially offset by increased operating expenses.
Investing Activities

•
Net cash used in investing activities increased primarily due to an increase in investments in real estate of $218.4 million and an increase in capital expenditures of $20.6 million, offset by a decrease in real estate deposits, net of $5.3 million.

Financing Activities

•
Net cash provided by financing activities increased primarily due to an increase in proceeds from notes payable of $260.8 million, an increase in proceeds from the issuance of common stock of $20.9 million and a decrease in offering costs related to the issuance of common stock of $0.8 million, offset by a net decrease in proceeds from the secured credit facility of $45.0 million, an increase in distributions to our stockholders of $8.1 million, an increase in repurchases of our common stock of $6.7 million and an increase in deferred financing costs of $2.2 million.

Distributions
The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including our funds available for distribution, financial condition, capital expenditure requirements and the annual distribution requirements needed to maintain our status as a REIT under the Code. Our board of directors must authorize each distribution and may, in the future, authorize lower amounts of distributions or not authorize additional distributions and, therefore, distribution payments are not guaranteed. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from our Offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments.
We have funded distributions with operating cash flows from our properties, proceeds raised in our Offering and reinvestments pursuant to the DRIP. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the nine months ended September 30, 2017 and 2016 (amounts in thousands):

	Nine Months Ended September 30,
	2017		2016
Distributions paid in cash - common stockholders	$20,415		$12,285
Distributions reinvested	23,001		16,285
Total distributions	$43,416		$28,570
Source of distributions:
Cash flows provided by operations (1)	$20,415	47%	$12,285	43%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	23,001	53%	16,285	57%
Total sources	$43,416	100%	$28,570	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
Total distributions declared but not paid on Class A shares, Class I shares and Class T shares as of September 30, 2017 were approximately $5.6 million for common stockholders. These distributions were paid on October 2, 2017.

For the nine months ended September 30, 2017, we declared and paid distributions of approximately $43.4 million to Class A stockholders, Class I stockholders and Class T stockholders, including shares issued pursuant to the DRIP, as compared to FFO (as defined below) for the nine months ended September 30, 2017 of approximately $43.4 million, which covered 100% of our distributions paid during such period. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.
For a discussion of distributions paid subsequent to September 30, 2017, see Note 17—"Subsequent Events" to the condensed consolidated financial statements included in this prospectus supplement.
Contractual Obligations
As of September 30, 2017, we had approximately $633.8 million of principal debt outstanding, of which $413.8 million related to notes payable and $220.0 million related to the secured credit facility. See Note 8—"Notes Payable and Secured Credit Facility" to the condensed consolidated financial statements that are a part of this prospectus supplement for certain terms of the debt outstanding.
Our contractual obligations as of September 30, 2017 were as follows (amounts in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—fixed rate debt	$—	$1,453	$76,748	$136,499	$214,700
Interest payments—fixed rate debt	9,273	18,529	15,963	23,417	67,182
Principal payments—variable rate debt fixed through interest rate swap (1)	—	103,302	183,288	—	286,590
Interest payments—variable rate debt fixed through interest rate swap (2)	11,894	20,068	11,527	—	43,489
Principal payments—variable rate debt	261	120,562	11,722	—	132,545
Interest payments—variable rate debt (3)	4,993	2,299	1,172	—	8,464
Capital expenditures	21,299	—	—	—	21,299
Ground lease payments	521	1,089	1,089	5,343	8,042
Total	$48,241	$267,302	$301,509	$165,259	$782,311

(1)
As of September 30, 2017, we had $286.6 million outstanding principal on notes payable and borrowings under the secured credit facility that were fixed through the use of interest rate swap agreements.

(2)	We used the fixed rates under our interest rate swap agreements as of September 30, 2017 to calculate the debt payment obligations in future periods.

(3)	We used LIBOR plus the applicable margin under our variable rate debt agreement as of September 30, 2017 to calculate the debt payment obligations in future periods.
Off-Balance Sheet Arrangements
As of September 30, 2017, we had no off-balance sheet arrangements.
Related-Party Transactions and Arrangements
We have entered into agreements with our Advisor and its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, asset and property management fees and reimbursement of operating costs. Refer to Note 9—"Related-Party Transactions and Arrangements" to our condensed consolidated financial statements that are a part of this prospectus supplement for a detailed discussion of the various related-party transactions and agreements.
Funds from Operations and Modified Funds from Operations
One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income as determined under GAAP.
We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.
We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.
Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report their investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of their investment in real estate assets.
The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since the fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.
In addition, we believe it is appropriate to disregard asset impairment write-downs as they are a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.
In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.
Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the proceeds raised in our offering to acquire real estate assets and real estate-related investments, and we intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five to seven years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income as determined under GAAP.
We define MFFO, a non-GAAP measure, consistent with the IPA’s definition: FFO further adjusted for the following items included in the determination of GAAP net income; acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our condensed consolidated statements of comprehensive income, amortization of above and below-market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments) and ineffectiveness of interest rate swaps. The other adjustments included in the IPA’s guidelines are not applicable to us.
Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying condensed consolidated statements of comprehensive income and acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.
All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.
In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flows from operations in accordance with GAAP.
We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure. However, it may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.
FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operating performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.
The following is a reconciliation of net income attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands, except share data and per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income attributable to common stockholders	$5,439	$2,508	$14,871	$5,951
Adjustments:
Depreciation and amortization	11,852	4,782	28,487	12,948
FFO attributable to common stockholders	$17,291	$7,290	$43,358	$18,899
Adjustments:
Acquisition related expenses (1)	$—	$1,821	$—	$5,432
Amortization of intangible assets and liabilities (2)	(616)	(126)	(963)	(375)
Straight-line rent (3)	(2,844)	(1,645)	(7,686)	(4,344)
Ineffectiveness of interest rate swaps	(14)	(71)	(16)	(49)
MFFO attributable to common stockholders	$13,817	$7,269	$34,693	$19,563
Weighted average common shares outstanding - basic	105,388,118	71,852,230	95,668,433	63,044,148
Weighted average common shares outstanding - diluted	105,405,297	71,866,949	95,687,382	63,060,086
Net income per common share - basic	$0.05	$0.03	$0.16	$0.09
Net income per common share - diluted	$0.05	$0.03	$0.16	$0.09
FFO per common share - basic	$0.16	$0.10	$0.45	$0.30
FFO per common share - diluted	$0.16	$0.10	$0.45	$0.30

(1)
In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income, which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)
Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)
Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Updated Financial Information
The following financial pages should be read in conjunction with the financial pages of our Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 16, 2017, and incorporated by reference into the prospectus:
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OF CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	(Unaudited) September 30, 2017	December 31, 2016
ASSETS
Real estate:
Land	$208,728	$154,385
Buildings and improvements, less accumulated depreciation of $37,553 and $18,521, respectively	1,066,856	722,492
Construction in progress	43,692	20,123
Total real estate, net	1,319,276	897,000
Cash and cash equivalents	74,488	50,446
Acquired intangible assets, less accumulated amortization of $17,620 and $7,995, respectively	147,043	98,053
Other assets, net	45,276	24,539
Total assets	$1,586,083	$1,070,038
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs of $4,038 and $1,945, respectively	$409,797	$151,045
Credit facility, net of deferred financing costs of $676 and $876, respectively	219,324	219,124
Accounts payable due to affiliates	14,552	7,384
Accounts payable and other liabilities	26,409	17,184
Intangible lease liabilities, less accumulated amortization of $1,771 and $634, respectively	23,006	6,873
Total liabilities	693,088	401,610
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 500,000,000 shares authorized; 113,512,765 and 83,109,025 shares issued, respectively; 112,181,418 and 82,744,288 shares outstanding, respectively	1,122	827
Additional paid-in capital	977,633	723,859
Accumulated distributions in excess of earnings	(86,883)	(57,100)
Accumulated other comprehensive income	1,121	840
Total stockholders’ equity	892,993	668,426
Noncontrolling interests	2	2
Total equity	892,995	668,428
Total liabilities and stockholders’ equity	$1,586,083	$1,070,038
The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share data and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue:
Rental and parking revenue	$30,219	$12,183	$73,585	$33,092
Tenant reimbursement revenue	5,986	1,411	14,244	4,129
Total revenue	36,205	13,594	87,829	37,221
Expenses:
Rental and parking expenses	8,368	1,794	18,594	5,055
General and administrative expenses	1,062	836	3,199	2,358
Acquisition related expenses	—	1,821	—	5,432
Asset management fees	2,698	1,227	7,055	3,240
Depreciation and amortization	11,852	4,782	28,487	12,948
Total expenses	23,980	10,460	57,335	29,033
Income from operations	12,225	3,134	30,494	8,188
Interest expense, net	6,786	626	15,623	2,237
Net income attributable to common stockholders	$5,439	$2,508	$14,871	$5,951
Other comprehensive income:
Unrealized income (loss) on interest rate swaps, net	$219	$88	$281	$(13)
Other comprehensive income (loss) attributable to common stockholders	219	88	281	(13)
Comprehensive income attributable to common stockholders	$5,658	$2,596	$15,152	$5,938
Weighted average number of common shares outstanding:
Basic	105,388,118	71,852,230	95,668,433	63,044,148
Diluted	105,405,297	71,866,949	95,687,382	63,060,086
Net income per common share attributable to common stockholders:
Basic	$0.05	$0.03	$0.16	$0.09
Diluted	$0.05	$0.03	$0.16	$0.09
Distributions declared per common share	$0.16	$0.16	$0.47	$0.47
The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except for share data)
(Unaudited)

	Common Stock
	No. of Shares	Par Value	Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2016	82,744,288	$827	$723,859	$(57,100)	$840	$668,426	$2	$668,428
Issuance of common stock	27,873,206	279	268,854	—	—	269,133	—	269,133
Issuance of common stock under the distribution reinvestment plan	2,523,784	26	22,975	—	—	23,001	—	23,001
Vesting of restricted common stock	6,750	—	54	—	—	54	—	54
Commissions on sale of common stock and related dealer manager fees	—	—	(16,323)	—	—	(16,323)	—	(16,323)
Distribution and servicing fees	—	—	(7,031)	—	—	(7,031)	—	(7,031)
Other offering costs	—	—	(5,998)	—	—	(5,998)	—	(5,998)
Repurchase of common stock	(966,610)	(10)	(8,757)	—	—	(8,767)	—	(8,767)
Distributions declared to common stockholders	—	—	—	(44,654)	—	(44,654)	—	(44,654)
Other comprehensive income	—	—	—	—	281	281	—	281
Net income	—	—	—	14,871	—	14,871	—	14,871
Balance, September 30, 2017	112,181,418	$1,122	$977,633	$(86,883)	$1,121	$892,993	$2	$892,995
The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income	$14,871	$5,951
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,487	12,948
Amortization of deferred financing costs	1,870	703
Amortization of above-market leases	174	27
Amortization of intangible lease liabilities	(1,137)	(402)
Straight-line rent	(7,686)	(4,344)
Stock-based compensation	54	41
Ineffectiveness of interest rate swaps	(16)	(49)
Changes in operating assets and liabilities:
Accounts payable and other liabilities	8,209	1,042
Accounts payable due to affiliates	1,391	230
Other assets	(5,920)	(610)
Net cash provided by operating activities	40,297	15,537
Cash flows from investing activities:
Investment in real estate	(458,023)	(239,729)
Acquisition costs capitalized subsequent	(44)	—
Capital expenditures	(25,002)	(4,380)
Real estate deposits, net	(37)	(5,287)
Net cash used in investing activities	(483,106)	(249,396)
Cash flows from financing activities:
Proceeds from issuance of common stock	269,133	248,251
Proceeds from notes payable	260,845	—
Proceeds from credit facility	175,000	115,000
Payments on credit facility	(175,000)	(70,000)
Payments of deferred financing costs	(2,963)	(767)
Repurchases of common stock	(8,767)	(2,043)
Offering costs on issuance of common stock	(23,196)	(23,979)
Distributions to stockholders	(20,415)	(12,285)
Net cash provided by financing activities	474,637	254,177
Net change in cash, cash equivalents and restricted cash	31,828	20,318
Cash, cash equivalents and restricted cash - Beginning of period	56,904	33,189
Cash, cash equivalents and restricted cash - End of period	$88,732	$53,507
Supplemental cash flow disclosure:
Interest paid, net of interest capitalized of $1,450 and $293, respectively	$14,106	$1,887
Supplemental disclosure of non-cash transactions:
Issuance of common stock under the distribution reinvestment plan	$23,001	$16,285
Distribution and servicing fees accrued during the period	$5,756	$4,226
Liability assumed at acquisition	$815	$1,236
Accrued capital expenditures	$—	$1,469
The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2017
Note 1—Organization and Business Operations
Carter Validus Mission Critical REIT II, Inc., or the Company, is a Maryland corporation that was formed on January 11, 2013. The Company elected to be taxed as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, for federal income tax purposes, on September 11, 2015. Substantially all of the Company’s business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership and Carter Validus Advisors II, LLC, or the Advisor, is the special limited partner of the Operating Partnership.
The Company is offering for sale a maximum of $2,350,000,000 in shares of common stock, or the maximum offering amount, consisting of up to $2,250,000,000 in shares in its primary offering and up to $100,000,000 in shares of common stock to be made available pursuant to the Company’s distribution reinvestment plan, or the DRIP, on a “best efforts” basis, or the Initial Offering, pursuant to a registration statement on Form S-11, or the Registration Statement, filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act, which was declared effective on May 29, 2014. As of September 30, 2017, the Company was offering Class A shares, Class I shares and Class T shares of common stock, in any combination with a dollar value up to the maximum offering amount in the Initial Offering.
On May 1, 2017, the Company filed a registration statement on Form S-11, or Follow-On Registration Statement, under the Securities Act to register a proposed follow-on offering, or the Follow-On Offering. On October 30, 2017, the Company filed a pre-effective amendment to the Follow-On Registration Statement to (i) register a maximum of $1,000,000,000 of shares of Class A, Class I and Class T common stock pursuant to the primary offering of the Follow-On Offering and (ii) remove the DRIP from the Follow-On Registration Statement. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, the Company extended the Initial Offering until the earlier of the SEC effective date of the Follow-On Offering or November 24, 2017. The Company has not issued any shares in connection with the Follow-On Offering as it has not been declared effective by the SEC.
On October 13, 2017, the Company filed a Registration Statement on Form S-3, or the DRIP Registration Statement, under the Securities Act to register up to $100,000,000 of shares of Class A, Class I and Class T common stock to be offered pursuant to the DRIP after the termination of the Initial Offering. The Company intends to continue to offer shares of common stock in the Initial Offering until November 24, 2017; however, it may terminate the Initial Offering prior to November 24, 2017 and commence offering shares of common stock pursuant to the Follow-On Offering and DRIP Registration Statement. The Company's board of directors may revise the termination date of the Initial Offering as necessary in its discretion.
As of September 30, 2017, the Company had issued approximately 113,499,000 shares of Class A, Class I and Class T common stock (including shares of common stock issued pursuant to the DRIP) in the Initial Offering, resulting in receipt of gross proceeds of approximately $1,111,417,000, before selling commissions and dealer manager fees of approximately $85,508,000 and other offering costs of approximately $21,875,000. As of September 30, 2017, the Company had approximately $1,238,583,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Initial Offering.
Substantially all of the Company’s business is managed by the Advisor. Carter Validus Real Estate Management Services II, LLC, or the Property Manager, an affiliate of the Advisor, serves as the Company’s property manager. The Advisor and the Property Manager have received, and will continue to receive, fees for services related to the acquisition and operational stages. The Advisor will also be eligible to receive fees during the liquidation stage. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, serves as the dealer manager of the Initial Offering. The Dealer Manager has received, and will continue to receive, fees for services related to the Initial Offering.
The Company was formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term leases to creditworthy tenants, as well as to make real estate-related investments that relate to such property types, which may include equity or debt interests, including securities, in other real estate entities. The Company also may originate or invest in real estate-related notes receivable. The Company expects real estate-related notes receivable originations and investments to be focused on first mortgage loans, but also may include real estate-related bridge loans, mezzanine loans and securitized notes receivable. As of September 30, 2017, the Company owned 49 real estate investments, consisting of 66 properties, located in 36 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, or µSA.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., the Operating Partnership and all wholly-owned subsidiaries.
Note 2—Summary of Significant Accounting Policies
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. Such condensed consolidated financial statements and the accompanying notes thereto are the representation of management. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal and recurring nature considered for a fair presentation, have been included. Operating results for the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.
The condensed consolidated balance sheet at December 31, 2016 has been derived from the audited consolidated financial statements at that date but does not include all the information and notes required by GAAP for complete financial statements. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2016 and related notes thereto set forth in the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2017.
Principles of Consolidation and Basis of Presentation
The accompanying condensed consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the condensed consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.
Concentration of Credit Risk and Significant Leases
As of September 30, 2017, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels; however, the Company has not experienced any losses in such accounts. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its accounts.
As of September 30, 2017, the Company owned real estate investments in 36 MSAs, two of which accounted for 10.0% or more of contractual rental revenue. Real estate investments located in the Oklahoma City, Oklahoma MSA and the Atlanta-Sandy Springs-Roswell, Georgia MSA accounted for approximately 10.5% and 10.0%, respectively, of contractual rental revenue for the nine months ended September 30, 2017.
As of September 30, 2017, the Company had no exposure to tenant concentration that accounted for 10.0% or more of rental revenue.
Restricted Cash
Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held in escrow accounts for capital improvements for certain properties as well as cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Restricted cash held in escrow is reported in other assets, net in the accompanying condensed consolidated balance sheets. See Note 6—"Other Assets, Net". Restricted bank deposits consist of tenant receipts for certain properties which are required to be deposited into lender-controlled accounts in accordance with the respective lender's loan agreement. Restricted bank deposits are reported in other assets, net in the accompanying condensed consolidated balance sheets.
On April 1, 2017, the Company adopted Accounting Standards Update, or ASU, 2016-18, Restricted Cash, or ASU 2016-18. ASU 2016-18 requires that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents and restricted cash. This ASU states that transfers between cash, cash equivalents and restricted cash are not part of the Company’s operating, investing and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. As required, the Company retrospectively applied the guidance in ASU 2016-18 to the prior period presented, which resulted in a decrease of $2,490,000 in net cash used in investing activities on the condensed consolidated statements of cash flows for the nine months ended September 30, 2016.
The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the totals shown in the condensed consolidated statements of cash flows:

	Nine Months Ended September 30,
Beginning of period:	2017	2016
Cash and cash equivalents	$50,446	$31,262
Restricted cash	6,458	1,927
Cash, cash equivalents and restricted cash	$56,904	$33,189

End of period:
Cash and cash equivalents	$74,488	$49,090
Restricted cash	14,244	4,417
Cash, cash equivalents and restricted cash	$88,732	$53,507
Share Repurchase Program
The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to those that can be funded with equivalent proceeds raised from the DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.
Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors. The Company will limit the number of shares repurchased pursuant to the share repurchase program as follows: during any calendar year, the Company will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year. In addition, the Company’s board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days' prior notice to the Company’s stockholders for any reason it deems appropriate.
During the nine months ended September 30, 2017, the Company received valid repurchase requests related to 966,610 Class A shares and Class T shares of common stock (915,269 Class A shares and 51,341 Class T shares), all of which were repurchased in full for an aggregate purchase price of approximately $8,767,000 (an average of $9.07 per share). During the nine months ended September 30, 2016, the Company received valid repurchase requests related to 214,666 Class A shares of common stock, all of which were repurchased in full for an aggregate purchase price of approximately $2,043,000 (an average of $9.52 per share). No shares of Class T common stock were requested to be, or were, repurchased during the nine months ended September 30, 2016. No shares of Class I common stock were requested to be, or were, repurchased during the nine months ended September 30, 2017 and 2016.
Fair Value
ASC 820, Fair Value Measurements and Disclosures, or ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company used to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents, restricted cash, tenant receivables, real estate escrow deposits, prepaid and other assets, accounts payable and accrued liabilities—The Company considered the carrying values of these financial instruments, assets and liabilities, to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates.
Notes payable—Variable Rate—The carrying value of variable rate notes payable approximates fair value because the interest rate adjusts with current market.
Secured credit facility—Fixed Rate—The fair value is estimated by discounting the expected cash flows on the fixed rate secured credit facility at current rates at which management believes similar borrowings would be made considering the terms and conditions of the borrowings and prevailing market interest rates.
Secured credit facility—Variable Rate—The carrying value of the variable rate secured credit facility approximates fair value as the interest is calculated at the London Interbank Offered Rate, plus an applicable margin. The interest rate resets to market on a monthly basis. The fair value of the Company's variable rate secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions.
Derivative instruments—The Company’s derivative instruments consist of interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for on disposition of the financial assets and liabilities.
Earnings Per Share
The Company calculates basic earnings per share by dividing net income attributable to common stockholders for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the three months ended September 30, 2017 and 2016, diluted earnings per share reflected the effect of approximately 17,000 and 15,000, respectively, of non-vested shares of restricted stock that were outstanding as of such period. For the nine months ended September 30, 2017 and 2016, diluted earnings per share reflected the effect of approximately 19,000 and 16,000, respectively, of non-vested shares of restricted stock that were outstanding as of such period.
Recently Issued Accounting Pronouncements
On May 28, 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The objective of ASU 2014-09 is to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle, which may require more judgment and estimates within the revenue recognition process than are required under existing GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, or ASU 2015-14. ASU 2015-14 defers the effective date of ASU 2014-09 by one year to fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which was annual reporting periods beginning after December 15, 2016, and the interim periods within that year. On March 17, 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers Principal versus Agent Considerations (Reporting Revenue Gross versus Net), or ASU 2016-08, which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. ASU 2016-08 clarifies that an entity is a principal when it controls the specified good or service before that good or service is transferred to the customer, and is an agent when it does not control the specified good or service before it is transferred to the customer. The effective date and transition of this update is the same as the effective date and transition of ASU 2015-14.
As the majority of the Company's revenue is derived from real estate lease contracts, as discussed in relation to ASU 2016-02, Leases, the Company does not expect that the adoption of ASU 2014-09 or related amendments and modifications will have a material impact on the condensed consolidated financial statements. The Company has preliminarily determined the revenue stream that could be most significantly impacted by this ASU relates to parking revenue. The Company expects that the revenue recognition from parking revenue will be generally consistent with current recognition methods, and therefore does not expect material changes to the condensed consolidated financial statements as a result of adoption. For the three and nine months ended September 30, 2017, parking revenue was less than 10% of consolidated revenue. Recoveries from tenants to be impacted by ASU 2014-09 will not be addressed until the Company's adoption of ASU 2016-02, Leases, considering its revisions to accounting for common area maintenance described below. The Company also continues to evaluate the scope of revenue-related disclosures it expects to provide pursuant to the new requirements. The Company expects to adopt the standard using the modified retrospective approach, which requires cumulative adjustments as of the date of adoption. The Company will adopt the standard on its effective date beginning with the first quarter of 2018.
On February 25, 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02. ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU 2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in Topic 606, Revenue from Contracts with Customers, and Topic 610, Other Income. Under ASU 2016-02, a lessee is required to record a right of use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company is a lessee on a limited number of ground leases, which will result in the recognition of a right of use asset and lease liability upon the adoption of ASU 2016-02. Lessor accounting remains largely unchanged, apart from the narrower scope of initial direct costs that can be capitalized. The new standard will result in certain costs, such as legal costs related to lease negotiations, being expensed rather than capitalized. In addition, ASU 2016-02 requires lessors to identify the lease and non-lease components, such as the reimbursement of common area maintenance, contained within each lease. The non-lease components would have to be evaluated under the revenue recognition guidance of ASU 2014-09. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is in process of evaluating the impact ASU 2016-02 will have on the Company's condensed consolidated financial statements.
On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, or ASU 2016-13. ASU 2016-13 requires more timely recording of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology in current GAAP. ASU 2016-13 is effective for fiscal years, and interim periods within, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within, beginning after December 15, 2018. The Company is in the process of evaluating the impact ASU 2016-13 will have on the Company’s condensed consolidated financial statements. The Company believes that certain financial statements' accounts will be impacted by the adoption of ASU 2016-13, including allowances for doubtful accounts with respect to accounts receivable and straight-line rents receivable.
On February 23, 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, or ASU 2017-05. ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. Partial sales of nonfinancial assets are common in the real estate industry and include transactions in which the seller retains an equity interest in the entity that owns the assets or has an equity interest in the buyer. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. Early adoption is permitted. The Company is in process of evaluating the impact ASU 2017-05 will have on the Company’s condensed consolidated financial statements. The Company does not expect that the adoption of ASU 2017-05 will have a material impact on the condensed consolidated financial statements.
On August 28, 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, or ASU 2017-12. The objectives of ASU 2017-12 are to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. The Company is in process of evaluating the impact of ASU 2017-12 will have on the Company’s condensed consolidated financial statements.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company’s condensed consolidated financial position or results of operations.
Note 3—Real Estate Investments
During the nine months ended September 30, 2017, the Company purchased 15 real estate properties, all of which were determined to be asset acquisitions. Upon the acquisition of the real estate properties determined to be asset acquisitions, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, and acquired intangible assets, based on a relative fair value method allocating all accumulated costs.
The following table summarizes the consideration transferred for the properties acquired during the nine months ended September 30, 2017:

Property Description	Date Acquired	Ownership Percentage	Purchase Price (amounts in thousands)
Tempe Data Center	01/26/2017	100%	$16,224
Norwalk Data Center	03/30/2017	100%	58,835
Aurora Healthcare Facility	03/30/2017	100%	11,531
Texas Rehab - Austin	03/31/2017	100%	36,945
Texas Rehab - Allen	03/31/2017	100%	23,691
Texas Rehab - Beaumont	03/31/2017	100%	9,649
Charlotte Data Center II	05/15/2017	100%	16,646
250 Williams Atlanta Data Center	06/15/2017	100%	168,588
Sunnyvale Data Center	06/28/2017	100%	38,105
Texas Rehab - San Antonio	06/29/2017	100%	14,853
Cincinnati Data Center	06/30/2017	100%	10,503
Silverdale Healthcare Facility	08/25/2017	100%	9,856
Silverdale Healthcare Facility II	09/20/2017	100%	7,144
King of Prussia Data Center	09/28/2017	100%	19,885
Tempe Data Center II	09/29/2017	100%	15,568
Total			$458,023
The following table summarizes management's allocation of the acquisitions during the nine months ended September 30, 2017, based on a relative fair value method allocating all accumulated costs (amounts in thousands):

Total
Land	$54,267
Buildings and improvements	363,970
In-place leases	56,423
Above market leases	1,448
Total assets acquired	476,108
Below market leases	(17,270)
Liabilities assumed at acquisitions	(815)
Total liabilities acquired	(18,085)
Net assets acquired	$458,023
Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized. The Company capitalized acquisition fees and costs of approximately $1,503,000 and $0 related to properties acquired during the three months ended September 30, 2017 and 2016, respectively, and $11,619,000 and $2,037,000 during the nine months ended September 30, 2017 and 2016, respectively. The Company expensed acquisition fees and expenses of approximately of approximately $1,684,000 and $5,052,000, respectively, for the three and nine months ended September 30, 2016 in connection with the acquisition of properties determined to be business combinations. The total amount of all acquisition fees and costs is limited to 6.0% of the contract purchase price of a property. The contract purchase price is the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property exclusive of acquisition fees and costs. For the three and nine months ended September 30, 2017 and 2016, acquisition fees and costs did not exceed 6.0% of the contract purchase price of the Company's acquisitions during such periods.
Note 4—Acquired Intangible Assets, Net
Acquired intangible assets, net consisted of the following as of September 30, 2017 and December 31, 2016 (amounts in thousands, except weighted average life amounts):

	September 30, 2017	December 31, 2016
In-place leases, net of accumulated amortization of $17,369 and $7,918, respectively (with a weighted average remaining life of 10.9 years and 12.8 years, respectively)	$144,948	$97,232
Above-market leases, net of accumulated amortization of $225 and $58, respectively (with a weighted average remaining life of 3.1 years and 7.4 years, respectively)	1,477	196
Ground lease interest, net of accumulated amortization of $26 and $19, respectively (with a weighted average remaining life of 66.0 years and 66.8 years, respectively)	618	625
	$147,043	$98,053
The aggregate weighted average remaining life of the acquired intangible assets was 11.0 years and 13.1 years as of September 30, 2017 and December 31, 2016, respectively.
Amortization of the acquired intangible assets for the three months ended September 30, 2017 and 2016 was $4,422,000 and $1,496,000, respectively, and for the nine months ended September 30, 2017 and 2016 was $9,625,000 and $3,995,000, respectively. Amortization of the above-market leases is recorded as an adjustment to rental and parking revenue, amortization expense for the in-place leases is included in depreciation and amortization and amortization expense for the ground lease interest is included in rental and parking expenses in the accompanying condensed consolidated statements of comprehensive income.
Note 5—Intangible Lease Liabilities, Net
Intangible lease liabilities, net consisted of the following as of September 30, 2017 and December 31, 2016 (amounts in thousands, except weighted average life amounts):

	September 30, 2017	December 31, 2016
Below-market leases, net of accumulated amortization of $1,771 and $634, respectively (with a weighted average remaining life of 9.1 years and 13.6 years, respectively)	$23,006	$6,873
	$23,006	$6,873
Amortization of below-market leases for the three months ended September 30, 2017 and 2016 was $751,000 and $134,000, respectively, and for the nine months ended September 30, 2017 and 2016 was $1,137,000 and $402,000, respectively. Amortization of below-market leases is recorded as an adjustment to rental and parking revenue in the accompanying condensed consolidated statements of comprehensive income.

Note 6—Other Assets, Net
Other assets, net consisted of the following as of September 30, 2017 and December 31, 2016 (amounts in thousands):

	September 30, 2017	December 31, 2016
Deferred financing costs, related to the revolver portion of the secured credit facility, net of accumulated amortization of $2,984 and $1,789, respectively	$2,269	$3,071
Real estate escrow deposits	327	290
Restricted cash	14,244	6,458
Tenant receivable	4,719	3,126
Straight-line rent receivable	16,411	8,725
Prepaid and other assets	5,412	1,087
Derivative assets	1,894	1,782
	$45,276	$24,539
Note 7—Accounts Payable and Other Liabilities
Accounts payable and other liabilities as of September 30, 2017 and December 31, 2016, were comprised of the following (amounts in thousands):

	September 30, 2017	December 31, 2016
Accounts payable and accrued expenses	$10,387	$7,657
Accrued interest expense	2,193	945
Accrued property taxes	4,152	1,164
Distributions payable to stockholders	5,574	4,336
Tenant deposits	822	1,551
Deferred rental income	2,668	733
Derivative liabilities	613	798
	$26,409	$17,184
Note 8—Notes Payable and Secured Credit Facility
The Company's debt outstanding as of September 30, 2017 and December 31, 2016 consisted of the following (amounts in thousands):

	September 30, 2017	December 31, 2016
Notes payable:
Fixed rate notes payable	$214,700	$51,000
Variable rate notes payable fixed through interest rate swaps	186,590	71,540
Variable rate notes payable	12,545	30,450
Total notes payable, principal amount outstanding	413,835	152,990
Unamortized deferred financing costs related to notes payable	(4,038)	(1,945)
Total notes payable, net of deferred financing costs	409,797	151,045
Secured credit facility:
Revolving line of credit	120,000	120,000
Term loan	100,000	100,000
Total secured credit facility, principal amount outstanding	220,000	220,000
Unamortized deferred financing costs related to the term loan of the secured credit facility	(676)	(876)
Total secured credit facility, net of deferred financing costs	219,324	219,124
Total debt outstanding	$629,121	$370,169

Significant debt activity since December 31, 2016, excluding scheduled principal payments, includes:

•	During the nine months ended September 30, 2017, the Company drew $175,000,000 and repaid $175,000,000 on its secured credit facility.

•
During the nine months ended September 30, 2017, the Company increased the borrowing base availability under the secured credit facility by $106,531,000 by adding 11 properties to the aggregate pool availability and removed a property from the collateralized pool, which decreased the aggregate pool availability by $18,645,000. This resulted in the net increase of the borrowing base availability of $87,886,000.

•
As of September 30, 2017, the Company had an aggregate pool availability under the secured credit facility of $384,419,000 and an aggregate outstanding principal balance of $220,000,000. As of September 30, 2017, $164,419,000 remained to be drawn on the secured credit facility.

•
During the nine months ended September 30, 2017, the Company entered into six notes payable collateralized by real estate assets in the principal amount of $260,845,000 at initiation of the respective loans.

•
During the nine months ended September 30, 2017, the Company entered into four interest rate swap agreements to effectively fix the London Interbank Offered Rate, or LIBOR, on $75,000,000 of the term loan of the secured credit facility and two interest rate swap agreements of variable rate notes payable in the aggregate amount of $84,600,000.

The principal payments due on the notes payable and secured credit facility for the three months ending December 31, 2017 and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Total Amount
Three months ending December 31, 2017	$65
2018	120,314
2019	101,880
2020	4,542
2021	154,971
Thereafter	252,063
$633,835
Note 9—Related-Party Transactions and Arrangements
The Company reimburses the Advisor and its affiliates for organization and offering expenses it incurs on the Company’s behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15% of the gross proceeds of the Initial Offering. The Company expects that organization and offering expenses associated with the Initial Offering (other than selling commissions, dealer manager fees and distribution and servicing fees) will be approximately 1.90% of the gross proceeds. As of September 30, 2017, since inception, the Advisor and its affiliates incurred approximately $16,896,000 on the Company’s behalf in offering costs, the majority of which was incurred by the Dealer Manager. Of this amount, approximately $566,000 of other organization and offering costs remained accrued as of September 30, 2017. As of September 30, 2017, since inception, the Advisor paid approximately $188,000 to an affiliate of the Dealer Manager in other offering costs on the Company's behalf. Other organization expenses are expensed as incurred and offering costs are charged to stockholders’ equity as incurred.
The Company pays to the Advisor 2.0% of the contract purchase price of each property or asset acquired. For the three months ended September 30, 2017 and 2016, the Company incurred approximately $1,019,000 and $1,590,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Company incurred $8,975,000 and $5,760,000, respectively, in acquisition fees to the Advisor or its affiliates. In addition, the Company reimburses the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or real estate-related investments (including expenses relating to potential investments that the Company does not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. The Company expects these expenses will be approximately 0.75% of the purchase price of each property or real estate-related investment.
The Company pays to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of gross assets (including amounts borrowed), which is payable monthly in arrears. For the three months ended September 30, 2017 and 2016, the Company incurred approximately $2,698,000 and $1,227,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Company incurred approximately $7,055,000 and $3,240,000, respectively, in asset management fees.

In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays the Property Manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. The Company will reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. The Company also will pay the Property Manager a separate fee for the one-time initial rent-up, leasing-up of newly constructed properties or re-leasing to existing tenants. For the three months ended September 30, 2017 and 2016, the Company incurred approximately $913,000 and $353,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Company incurred approximately $2,322,000 and $964,000, respectively, in property management fees to the Property Manager, which are recorded in rental and parking expenses in the accompanying condensed consolidated statements of comprehensive income. For the three and nine months ended September 30, 2017, the Company incurred $884,000 and $907,000, respectively, in leasing commissions to the Property Manager. As of September 30, 2016, the Company had not incurred any leasing commissions to the Property Manager. Leasing commission fees are capitalized in other assets, net in the accompanying condensed consolidated balance sheets.
For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, the Company may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. For the three months ended September 30, 2017 and 2016, the Company incurred approximately $172,000 and $265,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Company incurred approximately $575,000 and $265,000, respectively, in construction management fees to the Property Manager. Construction management fees are capitalized in real estate, net in the accompanying condensed consolidated balance sheets.
The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceeds the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. For the three months ended September 30, 2017 and 2016, the Advisor allocated approximately $381,000 and $337,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Advisor allocated $1,228,000 and $935,000 respectively, in operating expenses to the Company, which are recorded in general and administrative expenses in the accompanying condensed consolidated statements of comprehensive income.
On May 15, 2017 the Advisor employed Gael Ragone, who is the daughter of John E. Carter, our chief executive officer and chairman of our board of directors, as Vice President of Product Management of Carter Validus Advisors II, LLC. The Company directly reimburses the Advisor any amounts of Gael's salary that are allocated to the Company. For the three and nine months ended September 30, 2017, the Advisor allocated approximately $41,000 and $58,000, respectively, which are included in general and administrative expenses in the Company's condensed consolidated statements of comprehensive income.
The Company will pay its Advisor or its affiliates, if it provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, a disposition fee equal to up to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. As of September 30, 2017, the Company has not incurred any disposition fees to the Advisor or its affiliates.
Upon the sale of the Company, the Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors, or the subordinated participation in net sale proceeds. As of September 30, 2017, the Company has not incurred any subordinated participation in net sale proceeds to the Advisor or its affiliates.
Upon the listing of the Company’s shares on a national securities exchange, the Advisor will receive 15.0% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. As of September 30, 2017, the Company has not incurred any subordinated incentive listing fees to the Advisor or its affiliates.

Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive subordinated termination fees from the Operating Partnership equal to 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated termination fee upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of September 30, 2017, the Company has not incurred any subordinated termination fees to the Advisor or its affiliates.
The Company pays the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds per Class A share and up to 3.0% of gross offering proceeds per Class T share. All selling commissions are expected to be re-allowed to participating broker-dealers. The Company does not pay selling commissions with respect to Class I shares and shares of any class sold pursuant to the DRIP. In addition, the Company pays the Dealer Manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A and Class T shares. The Dealer Manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our Advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment advisor that is not affiliated with a broker dealer. The dealer manager fee may be partially re-allowed to participating broker-dealers. No dealer manager fees will be paid in connection with purchases of shares of any class made pursuant to the DRIP. For the three months ended September 30, 2017 and 2016, the Company incurred approximately $6,065,000 and $4,994,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Company incurred approximately $16,323,000 and $19,938,000, respectively, for selling commissions and dealer manager fees in connection with the Initial Offering to the Dealer Manager.
The Company pays the Dealer Manager a distribution and servicing fee with respect to its Class T shares that are sold in the primary offering of the Initial Offering that accrues daily in an amount equal to 1/365th of 1.0% of the most recent offering price per Class T share sold in the primary offering on a continuous basis from year to year; provided, however, that upon the termination of the primary offering of the Initial Offering, the distribution and servicing fee will accrue daily in an amount equal to 1/365th of 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. The Dealer Manager will reallow all of the distribution and servicing fees with respect to Class T shares sold in the primary offering of the Initial Offering to participating broker-dealers; provided, however, effective June 1, 2017, a participating broker-dealer may give written notice to the Dealer Manager that it waives all or a portion of the reallowance of the distribution and servicing fee, which waiver shall be irrevocable and will not retroactively apply to Class T shares that were previously sold through such participating broker-dealer. Termination of such payment will commence on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange; (ii) following the completion of the Initial Offering, the date on which total underwriting compensation in the Initial Offering equals (a) 10% of the gross proceeds from our primary offering of the Initial Offering less (b) the total amount of distribution and servicing fees waived by participating broker-dealers; (iii) the date on which there are no longer any Class T shares outstanding; (iv) the fourth anniversary of the last day of the fiscal quarter in which the Company's primary offering of the Initial Offering terminates; (v) with respect to a Class T share sold in the primary offering of the Initial Offering, the date on which a participating broker-dealer receives (a) total underwriting compensation equal to 10% of the gross offering proceeds of such Class T share less (b) the amount of any waived distribution and servicing fees by such participating broker-dealer; or (vi) the date on which the holder of such Class T share or its agent notifies the Company or its agent that he or she is represented by a new participating broker-dealer; provided that the Company will continue paying the distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with the Dealer Manager or otherwise agrees to provide the services set forth in the dealer manager agreement.
The distribution and servicing fee is paid monthly in arrears. The distribution and servicing fee will not be payable with respect to Class T shares issued under the DRIP or in connection with Class A shares and Class I shares. For the three months ended September 30, 2017 and 2016, the Company incurred approximately $2,572,000 and $1,420,000, respectively, and for the nine months ended September 30, 2017 and 2016, the Company incurred approximately $7,031,000 and $1,420,000, respectively, in distribution and servicing fees to the Dealer Manager in connection with the Initial Offering.

Accounts Payable Due to Affiliates
The following amounts were due to affiliates as of September 30, 2017 and December 31, 2016 (amounts in thousands):

Entity	Fee	September 30, 2017	December 31, 2016
Carter Validus Advisors II, LLC and its affiliates	Asset management fees	$928	$627
Carter Validus Real Estate Management Services II, LLC	Property management fees	439	252
Carter Validus Real Estate Management Services II, LLC	Construction management fees	67	323
Carter Validus Advisors II, LLC and its affiliates	General and administrative costs	156	138
Carter Validus Advisors II, LLC and its affiliates	Offering costs	566	289
SC Distributors, LLC	Distribution and servicing fees	11,506	5,750
Carter Validus Advisors II, LLC and its affiliates	Acquisition expenses and fees	7	5
Carter Validus Real Estate Management Services II, LLC	Leasing commissions	883	—
		$14,552	$7,384
Note 10—Segment Reporting
Management reviews the performance of individual properties and aggregates individual properties based on operating criteria into two reportable segments—commercial real estate investments in data centers and healthcare, and makes operating decisions based on these two reportable segments. The Company’s commercial real estate investments in data centers and healthcare are based on certain underwriting assumptions and operating criteria, which are different for data centers and healthcare. There were no intersegment sales or transfers during the nine months ended September 30, 2017 and 2016.
The Company evaluates performance based on net operating income of the individual properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental and parking expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, asset management fees and interest expense, net. The Company believes that segment net operating income serves as a useful supplement to net income because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies between periods on a consistent basis. Segment net operating income should not be considered as an alternative to net income determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment net operating income should be examined in conjunction with net income as presented in the accompanying condensed consolidated financial statements and data included elsewhere in this Quarterly Report on Form 10-Q.
General and administrative expenses, acquisition related expenses, asset management fees, depreciation and amortization and interest expense, net are not allocated to individual segments for purposes of assessing segment performance.
Non-segment assets primarily consist of corporate assets, including cash and cash equivalents, real estate and escrow deposits, deferred financing costs attributable to the revolving line of credit portion of the Company's secured credit facility and other assets not attributable to individual properties.

Summary information for the reportable segments during the three and nine months ended September 30, 2017 and 2016, is as follows (amounts in thousands):

	Data Center	Healthcare	Three Months Ended September 30, 2017
Revenue:
Rental, parking and tenant reimbursement revenue	$19,882	$16,323	$36,205
Expenses:
Rental and parking expenses	(6,092)	(2,276)	(8,368)
Segment net operating income	$13,790	$14,047	27,837

Expenses:
General and administrative expenses			(1,062)
Asset management fees			(2,698)
Depreciation and amortization			(11,852)
Income from operations			12,225
Interest expense, net			(6,786)
Net income attributable to common stockholders			$5,439

	Data Center	Healthcare	Three Months Ended September 30, 2016
Revenue:
Rental, parking and tenant reimbursement revenue	$2,497	$11,097	$13,594
Expenses:
Rental and parking expenses	(440)	(1,354)	(1,794)
Segment net operating income	$2,057	$9,743	11,800

Expenses:
General and administrative expenses			(836)
Acquisition related expenses			(1,821)
Asset management fees			(1,227)
Depreciation and amortization			(4,782)
Income from operations			3,134
Interest expense, net			(626)
Net income attributable to common stockholders			$2,508

	Data Centers	Healthcare	Nine Months Ended September 30, 2017
Revenue:
Rental, parking and tenant reimbursement revenue	$41,347	$46,482	$87,829
Expenses:
Rental and parking expenses	(11,779)	(6,815)	(18,594)
Segment net operating income	$29,568	$39,667	69,235

Expenses:
General and administrative expenses			(3,199)
Asset management fees			(7,055)
Depreciation and amortization			(28,487)
Income from operations			30,494
Interest expense, net			(15,623)
Net income attributable to common stockholders			$14,871

	Data Centers	Healthcare	Nine Months Ended September 30, 2016
Revenue:
Rental, parking and tenant reimbursement revenue	$6,211	$31,010	$37,221
Expenses:
Rental and parking expenses	(1,011)	(4,044)	(5,055)
Segment net operating income	$5,200	$26,966	32,166

Expenses:
General and administrative expenses			(2,358)
Acquisition related expenses			(5,432)
Asset management fees			(3,240)
Depreciation and amortization			(12,948)
Income from operations			8,188
Interest expense, net			(2,237)
Net income attributable to common stockholders			$5,951

Assets by each reportable segment as of September 30, 2017 and December 31, 2016 are as follows (amounts in thousands):

	September 30, 2017	December 31, 2016
Assets by segment:
Data centers	$739,055	$362,969
Healthcare	786,952	653,416
All other	60,076	53,653
Total assets	$1,586,083	$1,070,038
Capital additions and acquisitions by reportable segments for the nine months ended September 30, 2017 and 2016 are as follows (amounts in thousands):

	Nine Months Ended September 30,
	2017	2016
Capital additions and acquisitions by segment:
Data centers	$344,458	$134,831
Healthcare	138,611	109,278
Total capital additions and acquisitions	$483,069	$244,109
Note 11—Future Minimum Rent
Rental Income
The Company’s real estate assets are leased to tenants under operating leases with varying terms. The leases frequently have provisions to extend the terms of the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.
The future minimum rent to be received from the Company’s investment in real estate assets under non-cancelable operating leases for the three months ending December 31, 2017 and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Three months ending December 31, 2017	$26,926
2018	108,666
2019	109,635
2020	109,043
2021	110,560
Thereafter	866,506
$1,331,336

Rental Expense
The Company has ground lease obligations that generally require fixed annual rental payments and may also include escalation clauses and renewal options.
The future minimum rent obligations under non-cancelable ground leases for the three months ending December 31, 2017 and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Three months ending December 31, 2017	$9
2018	38
2019	38
2020	38
2021	38
Thereafter	2,481
$2,642
Note 12—Fair Value
Notes payable—Fixed Rate—The estimated fair value of notes payable—fixed rate measured using quoted prices and observable inputs from similar liabilities (Level 2) was approximately $206,102,000 and $49,930,000 as of September 30, 2017 and December 31, 2016, respectively, as compared to the outstanding principal of $214,700,000 and $51,000,000 as of September 30, 2017 and December 31, 2016, respectively. The estimated fair value of notes payable—variable rate fixed through interest rate swap agreements (Level 2) was approximately $181,890,000 and $69,247,000 as of September 30, 2017 and December 31, 2016, respectively, as compared to the outstanding principal of $186,590,000 and $71,540,000 as of September 30, 2017 and December 31, 2016, respectively.
Notes payable—Variable—The outstanding principal of the notes payable—variable was $12,545,000 and $30,450,000 as of September 30, 2017 and December 31, 2016, respectively, which approximated its fair value. The fair value of the Company's variable rate notes payable is estimated based on the interest rates currently offered to the Company by financial institutions.
Secured credit facility—The outstanding principal of the secured credit facility—variable was $120,000,000 and $195,000,000, which approximated its fair value as of September 30, 2017 and December 31, 2016, respectively. The fair value of the Company's variable rate secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions. The estimated fair value of the secured credit facility—variable rate fixed through interest rate swap agreements (Level 2) was approximately $96,208,000 and $24,195,000 as of September 30, 2017 and December 31, 2016, respectively, as compared to the outstanding principal of $100,000,000 and $25,000,000 as of September 30, 2017 and December 31, 2016, respectively.
Derivative instruments—Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments. The Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy. The credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of September 30, 2017, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation is classified in Level 2 of the fair value hierarchy.

The following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2017 and December 31, 2016 (amounts in thousands):

	September 30, 2017
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$1,894	$—	$1,894
Total assets at fair value	$—	$1,894	$—	$1,894
Liabilities:
Derivative liabilities	$—	$613	$—	$613
Total liabilities at fair value	$—	$613	$—	$613

	December 31, 2016
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$1,782	$—	$1,782
Total assets at fair value	$—	$1,782	$—	$1,782
Liabilities:
Derivative liabilities	$—	$798	$—	$798
Total liabilities at fair value	$—	$798	$—	$798
Note 13—Derivative Instruments and Hedging Activities
Cash Flow Hedges of Interest Rate Risk
The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.
The effective portion of changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income in the accompanying condensed consolidated statement of stockholders' equity and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.
During the nine months ended September 30, 2017, the Company's derivative instruments were used to hedge the variable cash flows associated with variable rate debt. The ineffective portion of changes in fair value of the derivatives are recognized directly in earnings. During the three months ended September 30, 2017 and 2016, the Company recognized a gain of $14,000 and $71,000, respectively, and during the nine months ended September 30, 2017 and 2016, the Company recognized a gain of $16,000 and $49,000, respectively, due to ineffectiveness of its hedges of interest rate risk, which were recorded in interest expense, net in the accompanying condensed consolidated statements of comprehensive income.
Amounts reported in accumulated other comprehensive income related to the derivative will be reclassified to interest expense, net as interest payments are made on the Company’s variable rate debt. During the next twelve months, the Company estimates that an additional $614,000 will be reclassified from accumulated other comprehensive income as an increase to interest expense, net.
See Note 12—"Fair Value" for a further discussion of the fair value of the Company’s derivative instruments.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	September 30, 2017			December 31, 2016
				Outstanding Notional Amount	Fair Value of		Outstanding Notional Amount	Fair Value of
					Asset	(Liability)		Asset	(Liability)

Interest rate swaps	Other assets, net/Accounts payable and other liabilities	07/01/2016 to 07/01/2017	12/22/2020 to 04/20/2022	$286,590	$1,894	$(613)	$96,540	$1,782	$(798)
The notional amount under the agreements is an indication of the extent of the Company’s involvement in the instruments at the time, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate secured credit facility and notes payable. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income, or OCI, in the accompanying condensed consolidated statements of comprehensive income.
The table below summarizes the amount of income and loss recognized on the interest rate derivatives designated as cash flow hedging relationships for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Income (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Income (Loss) Reclassified From Accumulated Other Comprehensive Income to Net Income (Effective Portion)	Amount of Loss Reclassified From Accumulated Other Comprehensive Income to Net Income (Effective Portion)
Three Months Ended September 30, 2017
Interest rate swaps	$(108)	Interest expense, net	$(327)
Total	$(108)		$(327)
Three Months Ended September 30, 2016
Interest rate swaps	$62	Interest expense, net	$(26)
Total	$62		$(26)
Nine Months Ended September 30, 2017
Interest rate swaps	$(743)	Interest expense, net	$(1,024)
Total	$(743)		$(1,024)
Nine Months Ended September 30, 2016
Interest rate swaps	$(39)	Interest expense, net	$(26)
Total	$(39)		$(26)
Credit Risk-Related Contingent Features
The Company has agreements with each of its derivative counterparties that contain cross-default provisions, whereby if the Company defaults on certain of its indebtedness, then the Company could also be declared in default on its derivative obligation, resulting in an acceleration of payment thereunder.
In addition, the Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. As of September 30, 2017, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to the agreement, was $740,000. As of September 30, 2017, there were no termination events or events of default related to the interest rate swaps.

Tabular Disclosure Offsetting Derivatives
The Company has elected not to offset derivative positions in its condensed consolidated financial statements. The following tables present the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of September 30, 2017 and December 31, 2016 (amounts in thousands):

Offsetting of Derivative Assets
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
September 30, 2017	$1,894	$—	$1,894	$—	$—	$1,894
December 31, 2016	$1,782	$—	$1,782	$—	$—	$1,782

Offsetting of Derivative Liabilities
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
September 30, 2017	$613	$—	$613	$—	$—	$613
December 31, 2016	$798	$—	$798	$—	$—	$798
The Company reports derivatives in the accompanying condensed consolidated balance sheets as other assets, net and accounts payable and other liabilities.
Note 14—Accumulated Other Comprehensive Income
The following table presents a rollforward of amounts recognized in accumulated other comprehensive income by component for the nine months ended September 30, 2017 and 2016 (amounts in thousands):

	Unrealized Income on Derivative Instruments	Accumulated Other Comprehensive Income
Balance as of December 31, 2016	$840	$840
Other comprehensive loss before reclassification	(743)	(743)
Amount of loss reclassified from accumulated other comprehensive income to net income (effective portion)	1,024	1,024
Other comprehensive income	281	281
Balance as of September 30, 2017	$1,121	$1,121

	Unrealized Loss on Derivative Instruments	Accumulated Other Comprehensive Loss
Balance as of December 31, 2015	$—	$—
Other comprehensive loss before reclassification	(39)	(39)
Amount of loss reclassified from accumulated other comprehensive loss to net income (effective portion)	26	26
Other comprehensive loss	(13)	(13)
Balance as of September 30, 2016	$(13)	$(13)
The following table presents reclassifications out of accumulated other comprehensive income for the nine months ended September 30, 2017 and 2016 (amounts in thousands):

Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income to Net Income		Affected Line Items in the Consolidated Statements of Comprehensive Income
	Nine Months Ended September 30,
	2017	2016
Interest rate swap contracts	$1,024	$26	Interest expense, net
Note 15—Commitments and Contingencies
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. As of September 30, 2017, there were, and currently there are, no material pending legal proceedings to which the Company is a party.
Note 16—Economic Dependency
The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issuance; the identification, evaluation, negotiation, purchase and disposition of real estate investments and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor and its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Note 17—Subsequent Events
Distributions to Stockholders Paid
On October 2, 2017, the Company paid aggregate distributions of approximately $4,164,000 to Class A stockholders ($2,081,000 in cash and $2,083,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from September 1, 2017 through September 30, 2017. On November 1, 2017, the Company paid aggregate distributions of approximately $4,406,000 to Class A stockholders ($2,201,000 in cash and $2,205,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from October 1, 2017 through October 31, 2017.
On October 2, 2017, the Company paid aggregate distributions of approximately $183,000 to Class I stockholders ($99,000 in cash and $84,000 in shares of the Company's Class I common stock pursuant to the DRIP), which related to distributions declared for each day in the period from September 1, 2017 through September 30, 2017. On November 1, 2017, the Company paid aggregate distributions of approximately $259,000 to Class I stockholders ($137,000 in cash and $122,000 in shares of the Company's Class I common stock pursuant to the DRIP), which related to distributions declared for each day in the period from October 1, 2017 through October 31, 2017.
On October 2, 2017, the Company paid aggregate distributions of approximately $1,227,000 to Class T stockholders ($506,000 in cash and $721,000 in shares of the Company's Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from September 1, 2017 through September 30, 2017. On November 1, 2017, the Company paid aggregate distributions of approximately $1,431,000 to Class T stockholders ($589,000 in cash and

$842,000 in shares of the Company's Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from October 1, 2017 through October 31, 2017.
Distributions Declared
Class A Shares
The Company's board of directors approved and authorized an additional daily distribution to our Class A stockholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending on November 30, 2017 in the amount of $0.000021392 per share. This additional distribution amount and the daily distribution of $0.001767101 previously authorized and declared by the board of directors will equal an annualized rate of 6.40%, based on the revised primary offering purchase price of $10.200 per Class A share. The distributions for each record date in October 2017 and November 2017 will be paid in November 2017 and December 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
On November 2, 2017, the board of directors of the Company approved and declared a distribution to the Company’s Class A stockholders of record as of the close of business on each day of the period commencing on December 1, 2017 and ending on February 28, 2018. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001788493 per share of Class A common stock, which will be equal to an annualized distribution rate of 6.40%, assuming a purchase price of $10.200 per share of Class A common stock. The distributions declared for each record date in December 2017, January 2018 and February 2018 will be paid in January 2018, February 2018 and March 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Class I Shares
The Company's board of directors approved and authorized an additional daily distribution to our Class I stockholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending November 30, 2017 in the amount of $0.000021392 per share. This additional distribution amount and the daily distribution of $0.001767101 previously authorized and declared by the board of directors will equal an annualized rate of 7.04%, based on the revised primary offering purchase price of $9.273 per Class I share. The distributions for each record date in October 2017 and November 2017 will be paid in November 2017 and December 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
On November 2, 2017, the board of directors of the Company approved and declared a daily distribution to the Company’s Class I stockholders of record as of the close of business on each day of the period commencing on December 1, 2017 and ending on February 28, 2018. The distribution will be calculated based on 365 days in the calendar year and will be equal to $0.001788493 per share of Class I common stock, which will be equal to an annualized distribution rate of 7.04%, assuming a purchase price of $9.273 per share. The distributions declared for each record date in December 2017, January 2018 and February 2018 will be paid in January 2018, February 2018 and March 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Class T Shares
The Company's board of directors approved and authorized an additional daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending November 30, 2017 in the amount of $0.000018207 per share. This additional distribution amount and the daily distribution of $0.001501543 previously authorized and declared by the board of directors will equal an annualized rate of 5.68%, based on the revised primary offering purchase price of $9.766 per Class T share. The distributions for each record date in October 2017 and November 2017 will be paid in November 2017 and December 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
On November 2, 2017, the board of directors of the Company approved and declared a daily distribution to the Company’s Class T stockholders of record as of the close of business on each day of the period commencing on December 1, 2017 and ending on February 28, 2017. The distribution will be calculated based on 365 days in the calendar year and will be equal to $0.001519750 per share of Class T common stock, which will be equal to an annualized distribution rate of 5.68%, assuming a purchase price of $9.766 per share. The distributions declared for each record date in December 2017, January 2018 and February 2018 will be paid in January 2018, February 2018 and March 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Status of the Initial Offering
As of November 6, 2017, the Company had accepted investors’ subscriptions for and issued approximately 81,920,000 shares of Class A common stock, 5,333,000 shares of Class I common stock and 33,011,000 shares of Class T common stock in the Initial Offering, resulting in receipt of gross proceeds of approximately $811,273,000, $48,613,000 and $316,971,000, respectively, including shares of its common stock issued pursuant to its DRIP, for total gross proceeds raised of

$1,176,857,000. As of November 6, 2017, the Company had approximately $1,173,143,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Initial Offering.